SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Embratel Participações S.A.
CNPJ/MF 02.558.124/0001 -12
N.I.R.E. 3330026237-7
Publicly-held Company

NOTICE TO THE MARKET

EMBRATEL PARTICIPAÇÕES S.A. TERMINATES ITS REPORTING
OBLIGATIONS IN THE UNITED STATES

Rio de Janeiro, Brazil – June 28, 2007. Embratel Participações S.A. (BOVESPA: EBTP3, EBTP4) (“Embrapar”) announced that it will file today a Form 15F with the U.S. Securities and Exchange Commission to terminate its reporting obligations in the United States. Since Embrapar’s reporting obligations in the United States will be suspended immediately upon the filing of the Form 15F, Embrapar does not expect to file an annual report on Form 20-F for 2006.

Embrapar’s deregistration under the U.S. securities laws follows the termination of the deposit agreement governing its American Depositary Shares (“ADSs”) in March 2007 and the delisting of its ADSs from the New York Stock Exchange in April 2007. Teléfonos de México, S.A.B. de C.V. (“Telmex”) owns approximately 98.0% of Embrapar’s total capital stock as a result of the cash tender offer for all outstanding shares of Embrapar launched concurrently in Brazil and the United States on October 3, 2006.

Embratel Participações S.A.
Isaac Berensztejn
Investor Relations Officer

Embratel Participações S.A. is the holding company of Embratel, a leading integrated telecommunications provider offering solutions to business and services to residential customers all over Brazil. Service offerings include: outsourcing, high-speed data communications, Internet, corporate networks, advanced voice and international, domestic and local telephony. Embratel operates a proprietary state-of-the-art network with countrywide coverage and presence in Brazil’s main metropolitan areas. It also controls Telmex do Brasil, a corporate business telecommunications provider and has a minority economic interest in Net Serviços, Brazil’s leading pay TV operator.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2007

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results wi ll actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.